Exhibit 99.1

WESTERN COPPER ANNOUNCES ELECTION OF DIRECTORS AND VOTING RESULTS FROM ANNUAL SHAREHOLDERS' MEETING

VANCOUVER, BC, June 13, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces the voting results from the Company's Annual General Meeting ("AGM") held on June 12, 2025.

A total of 99,165,184 common shares were represented at the AGM, accounting for 49.58% of the votes attached to all outstanding common shares as of the record date. Detailed results of the vote for the election of directors and the appointment of the auditor are set out below.

Voting results for the election of each of the directors are as follows:

Director	Votes For	% For	Votes Withheld	% Withheld
Raymond Threlkeld	83,398,357	97.66%	1,998,747	2.34%
Sandeep Singh	85,272,115	99.85%	124,989	0.15%
Robert Chausse	85,009,906	99.55%	387,198	0.45%
Michael Vitton	61,999,900	72.60%	23,397,204	27.40%
Klaus Zeitler	82,509,179	96.62%	2,887,925	3.38%
Pamela O'Hara	85,215,910	99.79%	181,194	0.21%

Voting results for the appointment of PricewaterhouseCoopers LLP as the auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
98,940,364	99.77%	224,820	0.23%

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the anticipated advancement of the Casino Project, the continued support and involvement of Mitsubishi Materials, and the potential benefits of the extended investor rights agreement.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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%CIK: 0001364125

For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:30e 13-JUN-25